P.E. 2/25/02

File Number: 0-13722

02017254

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street. N.W.
Washington, D.C. 20549

Report of Foreign Issuer
Persuant to Rule 13a-6 or 15d-16 under
The Securities Exchange Act of 1934

SKF sells distribution centre premises in Belgium

SKF acquires leading manufacturer of actuation systems

SKF signs logistics contract with Jungheinrich AG in Asia

SKF closes seals plant in USA. Production moves tot Italy

SKF sells its share in Hofors Energi to Birka

Aktiebolaget SKF
(Exact name of Registrant as specified in its charter)

SKF Incorporated
(Translation of Registrant's name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

SE-415 50 Göteborg, Sweden
(Address of principal executive offices)

4 February 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aktiebolaget SKF
(publ)

....
Lars G Malmer

....
Tore Bertilsson

SKF

Press release

SKF acquires leading manufacturer of actuation systems

SKF has acquired Magnetic Group, a leading manufacturer of electromechanical actuators, motors, telescopic drives, control units as well as complete actuation systems.

With the addition of Magnetic's product range, SKF Actuators (a business area within SKF Linear Motion & Precision Technologies) is reinforcing its position in the fast growing market for electromechanical actuators, linear drives and actuation systems.

The Magnetic Group, with 370 employees, has an annual turnover of some MSEK 470 and is headquartered at Liestal, Switzerland. Magnetic has also manufacturing facilities at Maulburg, Germany as well as service and sales companies in Australia, Denmark, France, Germany, and the USA.

- As a result of this acquisition, SKF is now the second largest manufacturer of electric actuators and actuation systems in the world, says Christer Gyberg, President, SKF Industrial Division. We are now in the position to offer complete system solutions to the market, thereby strengthening our competitive position substantially. We now have manufacturing plants in France, Germany, Sweden, Switzerland and the USA.

SKF Actuators develops and markets systems, which combines mechanics and electronics to provide integrated solutions for the customer. Actuation systems are used within a wide range of products and applications such as conveying and manufacturing technology, automation and robot engineering, industrial and domestic technology, workplace ergonomics, medical technology, rehabilitation, beds and furniture for hospitals and nursing homes.

The acquisition also reflects the SKF Group's strategy to grow in the area of electronics and to develop products and processes with higher added value to improve customers' competitiveness.

Göteborg, January 10, 2002
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel. +46 31 337 1541, e-mail: Lars.G.Malmer@skf.com